Filed Pursuant to Rule 424(b)(3)
File No. 333-106033

CAMBRIDGE HEART, INC.

Prospectus Supplement No. 4 dated March 28, 2007

to the Prospectus dated May 12, 2006

On March 27, 2007, Cambridge Heart, Inc. filed with the Securities and Exchange Commission the attached Current Report on Form 8-K. The attached information supplements and supersedes, in part, the information in the prospectus.

This prospectus supplement is incorporated by reference into, and should be read in conjunction with, the prospectus, and is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments or supplements to it.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement no. 4 is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 21, 2007

CAMBRIDGE HEART, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-20991	13-3679946
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

1 Oak Park Drive, Bedford, MA	01730
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 781-271-1200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 21, 2007, Cambridge Heart, Inc. (the “Company”) entered into a Co-Marketing Agreement with St. Jude Medical, Inc. (“St. Jude Medical”). The Co-Marketing Agreement grants St. Jude Medical the exclusive right to market and sell the Company’s HearTwave II System and other Microvolt T-Wave Alternans products (the “Products”) to cardiologists and electrophysiologists in North America (the “St. Jude Target Accounts”). The initial term of the Co-Marketing Agreement expires on April 30, 2010. The term of the Co-Marketing Agreement will be automatically renewed for an additional two-year term unless either party notifies the other of its intention to terminate the Co-Marketing Agreement at least six months prior to the expiration of the initial term.

The Company will sell, deliver and service the Products under purchase orders submitted in connection with St. Jude Medical’s sales and marketing efforts. Under the terms of the Co-Marketing Agreement, the Company will pay St. Jude Medical a sales agent fee with respect to the sale of Products to St. Jude Target Accounts in accordance with the terms of the Co-Marketing Agreement. The Company is required to maintain certain minimum inventory levels reserved solely for sales to St. Jude Target Accounts.

Under the terms of the Co-Marketing Agreement, St. Jude Medical will have primary responsibility for preparing sales and marketing materials and for training its sales representatives with respect to the Products. The Company is required to reimburse St. Jude Medical for its sales, marketing and training expenses in the aggregate amount of $1,300,000 over the initial three-year term. The Company also will provide certain additional sales, marketing and training support to St. Jude Medical. The aggregate direct expenses incurred by the Company in connection with this support will not exceed $150,000 per year.

The Co-Marketing Agreement provides certain restrictions on the ability of the Company to enter into other distribution, sale or marketing agreements with respect to the Company’s products, and certain other agreements or arrangements, with certain direct competitors of St. Jude Medical. The Co-Marketing Agreement also contains certain restrictions on the ability of St. Jude Medical to sell or market non-implantable diagnostic systems that are competitive with the Company’s HearTwave II System.

The Co-Marketing Agreement may be terminated by either party in the event that the other party has committed a material breach of its obligations under the Co-Marketing Agreement that has not been cured within 60 days’ written notice from the terminating party and by the Company in the event that St. Jude Medical does not achieve or cure the failure to achieve certain minimum sales targets specified in the Co-Marketing Agreement.

The Company intends to file the Co–Marketing Agreement as an exhibit to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007.

On March 21, 2007, the Company and St. Jude Medical also entered into an agreement for the sale of $12.5 million of the Company’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) to St. Jude Medical. The Company intends to use the proceeds of the financing to expand its clinical specialist team, increase its manufacturing infrastructure and fund its ongoing operations.

Under the terms of the financing, the Company issued and sold 5,000 shares of its Series C Preferred Stock at a purchase price of $2,500 per share (the “Series C Original Issue Price”). Each share of Series C Preferred Stock is convertible into a number of shares of Common Stock equal to $2,500 divided by the conversion price of the Series C Preferred Stock, which is initially $2.99. Each share of Series C Preferred Stock is currently convertible into approximately 836.12 shares of Common Stock.

The total number of shares of Common Stock initially issuable upon conversion of the 5,000 shares of Series C Preferred Stock issued and sold in the financing is approximately 4,180,602, or approximately 5.973% of the Company’s issued and outstanding Common Stock on an as converted basis.

The holders of the Series C Preferred Stock are entitled to receive cumulative cash dividends at the rate of eight percent (8%) of the Series C Original Issue Price per year (the “Series C Dividend”) on each outstanding share of Series C Preferred Stock, provided, however, that the Series C Dividend is only payable when, as and if declared by the Board of Directors. The Series C Dividend is payable prior and in preference to any declaration or payment of any dividend on Common Stock, other series of Preferred Stock or any other capital stock of the Company.

The conversion price of the Series C Preferred Stock is subject to adjustment in certain circumstances. If the Company issues shares of Common Stock under those circumstances on or before March 21, 2008 at a purchase price below the conversion price of the Series C Preferred Stock, the conversion price of the Series C Preferred Stock will be adjusted as set forth in the Certificate of Designation (as defined below).

In the event of a liquidation of the Company, the holders of Series C Preferred Stock are entitled to receive, prior to the payment of any amount to the holders of Common Stock, other series of Preferred Stock or any other capital stock of the Company, an amount equal to the Series C Original Issue Price, plus declared but unpaid dividends on such shares.

During the term of the Co-Marketing Agreement and provided that St. Jude Medical holds at least 50 percent of the shares purchased by it in the Series C Preferred Stock financing or issued upon conversion of the Series C Preferred Stock, St. Jude Medical has the right to designate one representative, which individual shall be reasonably acceptable to the Company, who, subject to certain limitations set forth in the Securities Purchase Agreement, shall be entitled to attend in a non-voting capacity, and receive board materials with respect to, meetings of the Company’s Board of Directors (excluding committee meetings and executive sessions).

Pursuant to the terms of a Registration Rights Agreement between the Company and St. Jude Medical, the Company has agreed to use its best efforts to file with the Securities and Exchange Commission, no later than 60 days following March 21, 2007, a registration statement registering the resale of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock, to cause the registration statement to be declared effective under the Securities Act of 1933, as amended (the “Act”), no later than 120 days following March 21, 2007, and to keep the registration statement continuously effective until all of the shares of Common Stock issuable upon conversion of the Series C Preferred Stock have been sold pursuant to the registration statement or may be sold without volume limitation restrictions pursuant to Rule 144(k) under the Act.

The Company has agreed to pay liquidated damages in the event that the Company defaults in its registration obligations. Liquidated damages will accrue monthly at a rate of 1.0% of the aggregate purchase price paid to the Company by the holders of Series C Preferred Stock or shares of Common Stock issuable upon conversion of the Series C Preferred Stock, provided that the aggregate amount of such liquidated damages will not exceed $750,000.

The foregoing summary description of the terms of the sale of Series C Preferred Stock by the Company is qualified in its entirety by reference to the definitive Certificate of Designation, Securities Purchase Agreement and Registration Rights Agreement, copies of which are attached as exhibits to this Current Report on Form 8-K.

Item 3.02.	Unregistered Sales of Equity Securities.

The securities described in Item 1.01 of this Current Report on Form 8-K were sold by the Company without registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. See Item 1.01 of this Current Report on Form 8-K for further information regarding the terms of the securities sold by the Company.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the sale of securities described in Item 1.01 and 3.02 of this Current Report on Form 8-K, on March 21, 2007, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company (the “Certificate of Designation”) establishing the rights, preferences, restrictions and other matters relating to the Series C Preferred Stock. A copy of the Certificate of Designation is attached as an exhibit to this Current Report on Form 8-K. The terms of the Certificate of Designation are more fully described in Item 1.01 above.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

  3.1 Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of the Company, dated as of March 21, 2007.

10.1 Securities Purchase Agreement, dated as of March 21, 2007, by and between the Company and St. Jude Medical, Inc.

10.2 Registration Rights Agreement, dated as of March 21, 2007, by and among the Company and St. Jude Medical, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBRIDGE HEART, INC.

Date: March 27, 2007	By:	/s/ Roderick DeGreef
Chief Financial Officer